20013927

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/Jan 2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G F Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Ave Suite C
(No. and Street)

McDonough (City) GA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Yager (770) 574-4308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mike Rubio Rubio CPA PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SEBuilding 2, Suite 1680 (Address) Atlanta (City) GA (State) 30339-3054 (Zip Code)

SEC Mail Processing
JUL 07 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, LARRY W YAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G F Investment Services, LLC, as of 12/31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J KEVIN JOKELA NOTARY PUBLIC 11-12-23 HENRY COUNTY GA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GF INVESTMENT SERVICES, LLC

DECEMBER 31, 2019

Financial Statements and Report of Independent Registered
Public Accounting Firm

Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
G.F. Investment Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G.F. Investment Services, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, except for the effects of the adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding revenue recognized from fees from registered representatives, as described below, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were unable to obtain agreements in place between the Company and its former registered representatives nor were we able to obtain related supporting schedules for revenue recognized from fees from registered representatives of $22,025. These revenues have been included as "Fees from registered representatives" within the revenue section of the accompanying statement of operations.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Except as discussed above, we conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, III, and IV reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

July 3, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

GF INVESTMENT SERVICES, LLC

Statement of Financial Condition

December 31, 2019

Assets		
Cash	$	12,441
Deposit with clearing broker		86,669
Accounts Receivable		7,605
Due from member		100,000
Prepaid expenses		9,397
Total assets	$	216,112
Liabilities and Member's Equity		
Accounts payable	$	16,793
Due to clearing broker		63,386
Accrued litigation costs		60,935
Total liabilities		141,114
Member's equity		74,998
Total liabilities and member's equity	$	216,112

See Accompanying Notes to Financial Statements

GF INVESTMENT SERVICES, LLC

Statement of Operations

Year ended December 31, 2019

Revenue		
Commissions income	$	584,174
Mutual fund fees		231,307
Fees from registered representatives		22,025
Interest income		989
Total revenue		838,495
Expenses		
Compensation and benefits	$	520,763
Occupancy and equipment		12,868
Technology and communications		28,821
Clearing costs		112,261
Other		451,251
Total expenses		1,125,964
Net Loss	$	(287,469)

See Accompanying Notes to Financial Statements

GF INVESTMENT SERVICES, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2019

		Total
Balance at December 31, 2018	$	262,467
Net Loss		(287,469)
Member Contributions		100,000
Balance at December 31, 2019	$	74,998

See Accompanying Notes to Financial Statements

GF INVESTMENT SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net Loss	$	(287,469)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation Expense		3,176
Loss on sale of fixed assets		4,641
(Increase)decrease in operating assets:		
Accounts receivable		106,074
Deposit with clearing broker		22,374
Due from member		(100,000)
Prepaid expenses		51,489
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(141,990)
Payable to clearing broker		59,699
Payable to related parties		(53,552)
Net cash used by operating activities		(335,558)
Cash flows from investing activities:		
Proceeds from sale of fixed assets		5,776
Net cash provided by investing activities		5,776
Cash flows from financing activities:		
Contribution from member		100,000
Net cash provided by financing activities		100,000
Net decrease in cash		(229,782)
Cash, beginning of year		242,223
Cash, end of year	$	12,441

See Accompanying Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

GF Investment Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized in perpetuity as a limited liability company in Florida in 2004 and is engaged primarily in the securities brokerage business with offices throughout the Unites States of America. The Company transacts business through corresponding brokers and does not handle any customer securities. The Company was wholly owned by Global Financial Private Capital LLC at January 1, 2019 and by Centrecore, LLC at December 31, 2019. As a limited liability company, the member's liability is limited to its investment.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

Deposit with and payable to Clearing Broker

The Company had an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. In addition, the Company has a liability to its clearing broker that arises from this agreement.

Revenue Recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606)).

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principal, including:

(i) Identification of the contract with the customer;
(ii) Identification of the performance obligations in the contract;
(iii) Determination of the transaction price;
(iv) Allocation of the transaction price to the performance obligations in the contract;
(v) Recognition of revenue when (or as) the performance obligation is satisfied.

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are recognized over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies Accounting Standards Codification Topic 740, Income Taxes (ASC 740). A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and

disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from estimated amounts.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Balance due from Member

Pursuant to an agreement with FINRA, the Company established an escrow account for potential claims by certain customers that is held in a bank account by the Company's member. The Company considered those funds as an allowable asset in determining net capital pursuant to informal advice from FINRA. A portion of those funds not used to settle claims is to be paid to the former member of the Company.

2. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. Date of Management's Review

Subsequent events were evaluated through the date the financial statements were issued.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At

December 31, 2019, the Company had net capital of $57,996 which was $7,996 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 2.4332 to 1.000.

5. Related Parties

During 2019, the Company paid $92,000 to related parties pursuant to informal management services arrangements for management services and use of office facilities. Financial position and results of operation would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

6. Contingencies

The Company is subject to litigation and arbitration in the ordinary course of business. At December 31, 2019, the Company is the defendant in two matters involving claims made by customers. The estimated cost to resolve these matters has been accrued in the accompanying financial statements.

7. Net Loss

The Company incurred a loss for the year ended December 31, 2019. The Company's member has represented that it intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going- concern basis without adjustments for realization if the Company ceases to continue as a going concern.

8. Subsequent Event

The Company received a Notice of Suspension letter from FINRA on April 2, 2020 for failing to file it audited financials with 10 days of the due date and is therefore inactive as of that date.

SUPPLEMENTARY INFORMATION

GF INVESTMENT SERVICES, LLC

Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1

DECEMBER 31, 2019

Net Capital		
Total member's equity	$	74,998
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		7,605
Prepaid expenses		9,397
Total deductions and/or charges		17,002
Net Capital	$	57,996
Aggregate Indebtedness		141,114
Minimum net capital required	$	50,000
Excess net capital	$	7,996
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$	(2,004)
Percentage of aggregate indebtedness to net capital		243.32%

The computation of net capital pursuant to Rule 15c3-1 in Schedule I does not differ materially from the computation as of December 31, 2019, filed by the Company on Form X-17A-5, Part IIA, as amended.

GF INVESTMENT SERVICES, LLC

Schedule III- Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

DECEMBER 31, 2019

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2019, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

GF INVESTMENT SERVICES, LLC

Schedule IV-Information Relating to the Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission

DECEMBER 31, 2019

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2019, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

Management Report Regarding Exemption from Rule 15c3-3

G.F. Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

G.F. Investment Services, LLC

I, Larry W, Yager, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: Chief Executive Officer

July 2, 2020

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
G.F. Investment Services, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) G.F. Investment Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G.F. Investment Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) G.F. Investment Services, LLC stated that G.F. Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. G.F. Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G.F. Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

July 3, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
G.F. Investment Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by G.F. Investment Services, LLC and the SIPC, solely to assist you and SIPC in evaluating G.F. Investment Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. G.F. Investment Services, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting that actual payments exceeded the amount in the Form by $12;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on G.F. Investment Services, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of G.F. Investment Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

July 3, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC